Canaccord Adams Inc.

99 High Street

Boston, Massachusetts 02110

December 11, 2009

Via Facsimile and EDGAR

Ms. Pamela A. Long

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4631

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Nexxus Lighting, Inc.
Registration Statement on Form S-1
Registration File No. 333-162743

Dear Ms. Long:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Canaccord Adams Inc. and Wedbush Morgan Securities Inc., as underwriters, hereby join Nexxus Lighting, Inc. in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. (Washington, D.C. time), on December 15, 2009, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, please be advised that between December 1, 2009 and December 10, 2009, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated November 24, 2009 (the “Preliminary Prospectus”):

No. of Copies
Institutions	618
Individuals	242
Total	860

This is to further advise you that Canaccord Adams Inc. and Wedbush Morgan Securities Inc. have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced Preliminary Prospectus.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Canaccord Adams Inc.
Wedbush Morgan Securities Inc.

By:	Canaccord Adams Inc.

By:	/s/ Dan Coyne
Name: Dan Coyne
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]